UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-5742

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rite Aid 401(k) Distribution Employees Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended
December 31, 2007	4–9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2007	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Rite Aid 401(k) Distribution Employees Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Rite Aid 401(k) Distribution Employees Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 27, 2008

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Participant-directed investments — at fair value	$3,227,464	$2,963,062
Employee contributions receivable	8,088	7,619

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,235,552	2,970,681

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	1,102	5,009

NET ASSETS AVAILABLE FOR BENEFITS	$3,236,654	$2,975,690

See notes to financial statements.

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Employee contributions	$369,935
Rollover contributions	1,716
Net appreciation in fair value of investments	86,783
Investment income	79,528

Total additions	537,962

DEDUCTIONS:
Benefit payments	275,984
Administrative expenses	1,014

Total deductions	276,998

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	260,964

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	2,975,690

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,236,654

See notes to financial statement.

RITE AID 401(K) DISTRIBUTION EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.     PLAN DESCRIPTION

The following brief description of the Rite Aid 401(k) Distribution Employees Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan sponsored by Rite Aid Corporation (the “Company” or “Plan Sponsor”). An individual account is established for each participant and provides benefits that are based on (a) amounts the participant contributes to the participant’s account, and (b) investment earnings (losses), less any administrative expenses charged to participant accounts, if any.

T. Rowe Price Trust Company serves as Plan trustee with respect to all assets other than Company stock. GreatBanc Trust Company serves as Plan trustee with respect to Company stock. The Employee Benefits Administration Committee is the plan administrator (“Plan Administrator”) and is responsible for the preparation of the Plan’s financial statements.

Participation — The Plan covers union employees at the Rite Aid of Rome, New York Distribution Center and the Rite Aid of West Virginia Distribution Center who have completed at least one year of service (a twelve-month period when at least 1,000 hours are credited), and have attained age 21.

Contributions — Each year, a participant may contribute up to 15% of the participant’s pretax annual compensation, as defined in the Plan. Participants age 50 and over may make additional pretax contributions, as defined in the Plan. A participant also may contribute, or roll over, amounts representing distributions from another qualified defined benefit or defined contribution plan. There are no Plan Sponsor contributions.

Investment Options — The Plan provides participants with the option of investing the participant's account balances into various investment options offered by the Plan. The Plan currently offers 19 mutual funds, 5 custom funds, 1 common/collective trust, a stable value fund and Rite Aid Corporation Common Stock.

The Plan's custom funds are custom investment option created specifically for the Plan by Northern Trust Global Advisors, Inc. The custom funds are unregistered custom accounts maintained by the trustee. The performance of the custom funds is based on the performance of the underlying mutual funds which are registered in the market.

Payment of Benefits — Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of the participant’s account or installment payments.

Loans — A participant may elect to borrow against the participant’s vested balance at a reasonable rate of interest as defined in the Plan. A participant may borrow up to 50% of the participant’s vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time with the exception that participants may have up to two outstanding loans which were grandfathered at the time when the Plan was amended to no longer allow more than one loan.

Vesting — A participant is vested immediately in all contributions credited to the participant’s account plus actual earnings (losses) thereon.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Adoption of new Accounting Guidance — The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Custom funds are stated at fair value which is based on the net asset value of participation units held by the Plan at year-end and is calculated based on the shares held in underlying mutual fund investments and the net asset value of those investments. Common stock is valued at quoted market prices.

Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

The stable value fund (SVF) includes two fully benefit-responsive synthetic guaranteed investment contracts ("GIC") whose underlying investments are stated at fair value and then adjusted by the issuer to contract value. Fair value of the underlying investments is determined by the issuer of the synthetic GIC based quoted on market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars.

Participant loans are valued at the outstanding loan balances.

The common collective trust funds and the stable value fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan had 6,919 and 6,373 shares of Company common stock at December 31, 2007 and 2006, respectively.

Valuation of Investment(s) Contracts — The Plan offers the SVF as an investment option. On October 1, 2006, the Plan began to offer the T. Rowe Price SVF with the Prudential SVF blended together as a single investment split fifty percent into each of these underlying investments. These are trust products and are comprised of a group annuity insurance product issued by The Prudential Insurance Company of America (“Prudential”), T. Rowe Price Retirement Plan Services (“T. Rowe Price”) and a portfolio of assets owned by the plan or designee. Interest on the SVF is credited daily. T. Rowe Price calculated a blended rate which was credited and compounded on a daily basis. The blended rate is based upon the Prudential and T. Rowe Price rates and the 50%-50% asset split. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value.

Administrative Expenses — Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2007, the Plan Sponsor has paid substantially all administrative expenses.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan’s net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions. The Plan invests in mutual funds, corporate stocks and the SVF. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.     SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The plan provides a self managed stable value investment option to participants that includes a synthetic guaranteed investment contract which simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the plan. The synthetic GIC contract includes underlying assets which are held in trust owned by the plan and utilizes benefit-responsive wrapper contract. A portion of the master trust's Stable Value Fund is issued by The Prudential Insurance Company of America and a portion is managed by T. Rowe Price Associates, Inc. (TRPA). The TRPA portion of the Fund consists of synthetic investment contracts which are selected by TRPA and issued by banks and other financial institutions. TRPA also manages the fixed income instruments underlying the investment contracts in its portion of the Fund. The contract provides that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as plan termination or a plan merger initiated by the plan sponsor, may limit the ability of the plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The plan sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable.

	2007	2006

Average yields:
Based on annualized earnings (1)	5.05%	5.33%
Based on interest rate credited to participants (2)	4.47%	4.55%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

4.     INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s assets:

	December 31
	2007	2006

Stable Value Fund	$932,679	$915,269
Dodge & Cox Balanced Fund	434,038	401,870
Vanguard Institutional Index Fund	363,133	*
Northern Trust Global Advisors Large-Cap Growth Fund	315,134	279,805
Northern Trust Global Advisors International Equity Fund	241,388	199,797
Participant Loan Fund	178,415	156,947
T. Rowe Price Retirement 2010	168,100	131,907
T. Rowe Price Equity Index Trust	*	334,863

* This was not an investment option in the plan year presented.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value for the year ended December 31, 2007, as follows:

Investments:
Rite Aid Corporate Stock	$(18,031)
Mutual Funds	(24,988)
Custom Funds	64,526
Common and Collective Trusts	21,000
Stable Value Funds	44,276

Net appreciation (depreciation) in fair value of investments	$86,783

5.     TAX STATUS

The Plan obtained its latest determination letter dated June 27, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

7.     PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

8.     CONTINGENCY

In late 1999, the Plan Sponsor’s Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, including failure to make certain deferral contributions and failure to make de minimis distributions to Plan participants. The Plan Administrator has not submitted a Voluntary Correction Program filing with the IRS requesting a compliance statement and approval of the correction method for operational failures identified in the Plan, but intends to complete the filing in 2008. The Plan Administrator believes that the processes identified for remediation, as well as the remediation procedures related to de minimis distributions already taken, would not cause the Plan to be disqualified by the IRS, therefore no provision for income taxes has been included in the Plan’s financial statements. Penalties, taxes and remedial payments, if any, due to noncompliance will be paid by the Company.

9.     RECONCILIATION OF FINANCIALS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007.

2007

Net assets available for benefits per the financial
statements at contract value	$3,236,654
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(1,102)

Net assets available for benefits per the Form 5500	$3,235,552

For the year ended December 31, 2007, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net appreciation in contract value of investments	$86,783
Total Investment income	79,528
Adjustment on net appreciation and investment income	3,907

Total earnings per the Form 5500	$170,218

* * * * * *

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Identity of Issuer, Borrower,			At
Lessor or Similar Party and Description		Number	Fair Market
		of Shares	Value
Common and collective trust:
*T. Rowe Price	Bond Index Trust	33	$846

Total common and collective trust			846

Mutual Funds:
*T. Rowe Price	Retirement 2010	10,370	168,100
*T. Rowe Price	Retirement 2025	8,224	108,395
*T. Rowe Price	Retirement 2020	4,761	84,460
*T. Rowe Price	Retirement 2015	6,561	82,998
*T. Rowe Price	Retirement 2040	1,953	37,500
*T. Rowe Price	Retirement 2030	1,881	35,839
*T. Rowe Price	International Equity Index Fund	1,634	25,859
*T. Rowe Price	Retirement 2035	1,841	24,869
*T. Rowe Price	Retirement 2045	1,037	13,203
*T. Rowe Price	Retirement 2005	340	4,006
*T. Rowe Price	Extended Equity Market Index Fund	96	1,477
*T. Rowe Price	Retirement Income Fund	56	750
*T. Rowe Price	Retirement 2050	1	3
*T. Rowe Price	Retirement 2055	1	3
Dodge & Cox	Balanced Fund	5,358	434,038
Vanguard	Instl Index Fund	2,707	363,133
Pimco	Total Return Instl Fund	1,930	20,630
Vanguard	Small-Cap Index Fund	17	541

Total mutual funds			1,405,804

Custom Funds:
Northern Trust Global Advisors	Large-Cap Growth Fund	23,395	315,134
Northern Trust Global Advisors	International Equity Fund	13,212	241,388
Northern Trust Global Advisors	Large-Cap Value Fund	6,438	91,999
Northern Trust Global Advisors	Mid-Cap Fund	1,940	29,124
Northern Trust Global Advisors	Small-Cap Fund	879	13,901

Total custom funds			691,546

Stable Value Fund Synthetic
Guaranteed Investment Contract:
Prudential and *T. Rowe Price	Stable Value Fund	79,242	931,549

Total Stable Value Fund Synthetic
Guaranteed Investment Contract			931,549

Company Stock Fund:
*Rite Aid Corporation	Company Stock Fund	6,919	19,304

*Participant notes	Loan Fund**		178,415

Total Assets Held at End			$3,227,464

*Party-in-interest
**The loans range in interest rates from 5.0% to 9.25% and expire through 2012.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

By:	/s/ Chuck Carlsen
Chuck Carlsen, not in his individual capacity, but solely as an authorized signatory for the Employee Benefits Administration Committee

Date:  June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm